ALSTON&BIRD LLP

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Keith E. Gottfried	Direct Dial: 202-239-3679	E-mail: keith.gottfried@alston.com

November 15, 2013

VIA E-MAIL AND EDGAR AS CORRESP

Mr. Perry J. Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C.  20549

Re:                 RCM Technologies, Inc.

Definitive Additional Materials on Schedule 14A

Filed November 8, 2013 and November 11, 2013

File No. 001-10245

Dear Mr. Hindin:

At the request of and on behalf of our client, RCM Technologies, Inc., a Nevada corporation (“RCM” or the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated November 12, 2013 (the “Comment Letter”), with respect to the Definitive Additional Materials on Schedule 14A filed by RCM on November 8, 2013 and November 11, 2013 (together, the “Definitive Additional Materials”) with respect to RCM’s Annual Meeting of Stockholders to be held on Thursday, December 5, 2013 (including any adjournments, postponements and reschedulings thereof, the “2013 Annual Meeting”). For ease of reference, the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Comment Letter.

1.                                      Staff Comment: Refer to the following statements included in the press release dated November 8, 2013 included in the definitive additional material filed on the same date:

•                  ‘While we believe the SEC has already required the Legion Group to correct a number of false and misleading statements in its initial proxy statement filings, we believe that the proxy statement that the Legion Group is providing to our stockholders still contains numerous false and misleading statements…’

•                  ‘So that stockholders can see for themselves the extent to which the Legion Group has been attempting to mislead them, we call upon the Legion Group to immediately release

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

all of the SEC comment letters that it has recently received which we believe will show numerous issues and concerns raised by the SEC with respect to statements made by the Legion Group in its proxy statement and other filings.’

In our letter dated November 8, 2013, we requested that the Company file corrective disclosure to remove the implication that the SEC has determined that statements made in the proxy statement filed by the IRS No. 19 Group were false and misleading and that the SEC required the IRS No. 19 Group to revise its proxy statement because of false and misleading statements. Notwithstanding the statements included under the section entitled “Clarification” in the November 8 filing, the Company’s inclusion of the above cited statements in its soliciting materials continues to portray the Company’s unsupported belief that changes to the preliminary proxy statement filed by the IRS No. 19 Group are evidence that the group’s filings contained false and misleading disclosure and that such filings were revised in response to issues and concerns raised by the SEC regarding false and misleading statements. Please file corrective disclosure as soon as possible to eliminate any such suggestion and refrain from making such statements in the Company’s future soliciting materials. Please also note that we do not believe the Company’s inclusion of a disclaimer similar to that included under the section entitled “Clarification” in the November 8 filing entitles the Company to include inappropriate and unsupported statements similar to that referenced above.

Response: In response to the Staff’s comment, on November 15, 2013, RCM filed Definitive Additional Materials on Schedule 14A via EDGAR (using tag DEFA14A), which included a copy of RCM’s Verified Complaint (filed by RCM on November 8, 2013 in the U.S. District Court for the District of New Jersey) and contained the following additional disclosures:

“While RCM’s complaint alleges that the Legion Group has failed to provide complete and materially accurate information in the filings it has made with the SEC, no implication should be drawn from any of the disclosures made herein or in prior RCM disclosures that (i) the SEC has determined that statements made in the proxy statement filed by the Legion Group were false and misleading, or (ii) the SEC has required Legion Group to revise its previously-filed proxy statement because of false and misleading statements. Ultimately, it will be the decision of the U.S. District Court for the District of New Jersey to review the history of the Legion Group’s SEC filings and determine whether the Legion Group’s statements were false and misleading. RCM continues to call upon the Legion Group to be completely transparent with RCM’s stockholders and release all of its SEC comment letters and responses thereto.”

This disclosure has the express purpose of making clear that RCM is neither stating nor implying that the Commission has determined that statements made in the proxy statement filed by the IRS No. 19 Group were false and misleading or that the Commission required the IRS No. 19 Group to revise its proxy statement because of false and misleading statements. Additionally, RCM further confirms that it will avoid including in its definitive additional materials any future statements that imply that either (i) the Commission required the Legion Group to revise its proxy statement because of false and misleading statements, or (ii) the Legion Group’s filings with the Commission were revised in response to issues and concerns raised by the Commission regarding false and misleading statements.

2.                                      Staff Comment: Refer to the additional following statements included in the press releases dated November 8 and November 12, 2013:

November 8, 2013 Press Release

•                  “…immediately end their inappropriate actions of trying to influence the proxy contest’s outcome and gain an undue advantage by misleading stockholders with false and misleading statements that are included in its proxy statement and other SEC filings.” Emphasis added.

•                  “…Mr. Vizi and the other members of the Legion Group appear to be much less concerned that the proxy statement and other documents they have filed with the SEC in recent weeks…contain what we strongly believe to be numerous false and misleading statements.” Emphasis added.

•                  “We believe that Mr. Vizi and the other members of the Legion Group are attempting to inappropriately influence the outcome of this proxy contest and gain an undue advantage by misleading our stockholders with false and misleading statements contained in their proxy materials and other SEC filings.” Emphasis added.

•                  Refer to the statement noted in the first bullet point of comment 1 above and its reference to false and misleading statements.

November 12, 2013 Press Release

•                  “The Legion Group’s actions in recent weeks have made it clear that immediate corrective action is necessary to prevent the Legion Group from continuing to influence of the outcome of this proxy contest with what we believe to be false, misleading and incomplete statements.” Emphasis added.

We ask that the Company please not use these or similar statements in its soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the Company does have a proper factual foundation, we ask that the Company please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the Company expresses. Please refer to Note (b) to Rule 14a-9.

Response: In response to the Staff’s comment, RCM acknowledges the Staff’s request and will not, in any future definitive additional materials that it files with the Commission, use any of the statements above without providing a proper factual foundation. RCM also confirms that it understands that characterizing a statement as RCM’s, or any other person’s, opinion or belief does not eliminate the need to provide a proper factual foundation for the statement, and that there must be a reasonable basis for each opinion or belief that RCM expresses.

3.                                      Staff Comment: As of the writing and transmission of this letter, we have not received written correspondence from the Company responding to our comment letter dated November 8. Please acknowledge the Company’s receipt and understanding of our prior comment letter, including prior comment 2.

Response: In response to the Staff’s comment, RCM acknowledges receipt of the Staff’s comment letter dated November 8, 2013.  Following receipt of such Comment Letter, at the request of and on behalf of RCM, we submitted a response to the Staff’s November 8, 2013 comment letter on November 12, 2013 via EDGAR and e-mail.

*    *    *    *    *    *

We appreciate the Staff’s review of RCM’s definitive additional materials. If you have any further questions regarding the definitive additional materials or these responses, please feel free to contact the undersigned or Justin W. Chairman of Morgan, Lewis & Bockius LLP, each of which is serving as counsel to RCM, at (202) 239-3679 and (215) 963-5061, respectively. Our e-mail addresses are keith.gottfried@alston.com and jchairman@morganlewis.com. Facsimile transmissions may be sent to me at (202) 654-4879 or to Mr. Chairman at (215) 963-5001.

Very truly yours,

/S/ KEITH E. GOTTFRIED

Keith E. Gottfried

cc:	Leon Kopyt, CEO – RCM Technologies, Inc.
Kevin D. Miller, CFO – RCM Technologies, Inc.
Justin W. Chairman, Esq. – Morgan, Lewis & Bockius LLP